SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ENZON PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

ENZON PHARMACEUTICALS, INC.
(Names of Filing Persons (Issuer))

4% Convertible Senior Notes due 2013
(Title of Class of Securities)

293904 AE 8; 293904 AD 0
(CUSIP Numbers of Class of Securities)

Scott B. Waldman, Esq.
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, New Jersey  08807
(908) 541-8600

Copy to:
Andrea Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York  10036
(212) 735-3000
 (Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$250,050,000	$17,829
*
Calculated solely for purpose of determining the amount of the filing fee pursuant to and based upon a purchase of $1,000 per $1,000 amount of Enzon's 4% Convertible Senior Notes due 2013.  The amount of the filing fee, $71.30 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**	Previously Paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 to SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2010, by Enzon Pharmaceuticals, Inc., a Delaware corporation (“Enzon”). The Schedule TO relates to the offer by Enzon to purchase for cash any and all of its outstanding 4% Convertible Senior Notes due 2013 (the “Notes”) at a purchase price of $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon up to, but not including, the date of purchase upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Purchase Price"), dated February 5, 2010 (the “Offer to Purchase”), a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO (which together constitute the "Offer").

This Amendment is hereby filed to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Capitalized terms used and not defined herein shall have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 3.       Identity and Background of the Filing Person.

The information set forth in the Schedule TO is hereby amended and supplemented by adding the following language thereto:

On February 22, 2010, Enzon issued a press release announcing the resignation of Jeffrey H. Buchalter as Director, President and Chief Executive Officer.  In light of Mr. Buchalter's resignation, Enzon's board of directors established an executive committee (the “Executive Committee”) which is serving as a search committee for a new Chief Executive Officer.  The Executive Committee appointed Ralph del Campo, who previously had been serving as Enzon's Executive Vice President, Technical Operations, as Chief Operating Officer and designated Mr. del Campo as Enzon's principal executive officer.  Also, the Executive Committee appointed Dr. Ivan Horak as President of Research and Development.  Dr. Horak previously had been serving as Enzon's Executive Vice President, Research and Development and Chief Scientific Officer.

Item 12.     Exhibits.

(a)(1)(A)*	Offer to Purchase, dated February 5, 2010.

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 23, 2006, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon's Form 8-K filed on May 25, 2006 and incorporated herein by reference).

(d)(2)
First Supplemental Indenture, dated as of August 25, 2008, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon's Form 8-K filed on August 25, 2008 and incorporated herein by reference).

(d)(3)
Rights Agreement, dated May 17, 2002, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1 to Enzon's Form 8-A12G filed on May 22, 2002 and incorporated herein by reference).

(d)(4)
First Amendment to the Rights Agreement, dated as of February 19, 2003, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 2 to Enzon's Form 8-A12G/A filed on February 20, 2003 and incorporated herein by reference).

(d)(5)
Second Amendment to the Rights Agreement, dated as of January 7, 2008, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 6 to Enzon's Form 8-A12G/A filed on January 8, 2008 and incorporated herein by reference).

(d)(6)
Third Amendment to the Rights Agreement, dated as of July 23, 2009, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 4.1 to Enzon's Form 8-K filed on July 24, 2009 and incorporated herein by reference).

(d)(7)	2001 Incentive Stock Plan, as amended and restated, of Enzon Pharmaceuticals, Inc. (filed as Exhibit 10.1 to Enzon's Form 8-K filed on May 19, 2006 and incorporated herein by reference).

(d)(8)	2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Enzon's Form S-8 filed on January 29, 2007 and incorporated herein by reference).

(d)(9)
2007 Outside Director Compensation Plan, as amended (filed as Exhibit 10.1 to Enzon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 2, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.
________________
*Previously filed with the Schedule TO on February 5, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Craig A. Tooman
	Name:	Craig A. Tooman
	Title:	Executive Vice President, Finance and
Chief Financial Officer

Dated: February 23, 2010

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated February 5, 2010.

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 23, 2006, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon's Form 8-K filed on May 25, 2006 and incorporated herein by reference).

(d)(2)
First Supplemental Indenture, dated as of August 25, 2008, between Enzon Pharmaceuticals, Inc. and Wilmington Trust Company, as trustee (filed as Exhibit 4.1 to Enzon's Form 8-K filed on August 25, 2008 and incorporated herein by reference).

(d)(3)
Rights Agreement, dated May 17, 2002, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 1 to Enzon's Form 8-A12G filed on May 22, 2002 and incorporated herein by reference).

(d)(4)
First Amendment to the Rights Agreement, dated as of February 19, 2003, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 2 to Enzon's Form 8-A12G/A filed on February 20, 2003 and incorporated herein by reference).

(d)(5)
Second Amendment to the Rights Agreement, dated as of January 7, 2008, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 6 to Enzon's Form 8-A12G/A filed on January 8, 2008 and incorporated herein by reference).

(d)(6)
Third Amendment to the Rights Agreement, dated as of July 23, 2009, between Enzon Pharmaceuticals, Inc. and Continental Stock Transfer & Trust Company, as rights agent (filed as Exhibit 4.1 to Enzon's Form 8-K filed on July 24, 2009 and incorporated herein by reference).

(d)(7)	2001 Incentive Stock Plan, as amended and restated, of Enzon Pharmaceuticals, Inc. (filed as Exhibit 10.1 to Enzon's Form 8-K filed on May 19, 2006 and incorporated herein by reference).

(d)(8)	2007 Employee Stock Purchase Plan (filed as Exhibit 10.1 to Enzon's Form S-8 filed on January 29, 2007 and incorporated herein by reference).

(d)(9)
2007 Outside Director Compensation Plan, as amended (filed as Exhibit 10.1 to Enzon's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed on August 2, 2007 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.
________________
* Previously filed with the Schedule TO on February 5, 2010.